Exhibit 12.2
CONSECO, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months
	ended		Year ended
	September 30,		December 31,
	2009		2008
Pretax income (loss) from operations:
Net income (loss)	$67.5		$(1,132.3)
Add income tax expense	88.4		413.3
Add discontinued operations	—		722.7

Pretax income	155.9		3.7

Add fixed charges:
Interest expense on corporate debt	61.6		67.9
Interest expense on investment borrowings	26.2		38.6
Interest added to policyholder account balances	248.9		330.5
Portion of rental (a)	9.3		13.4

Fixed charges	346.0		450.4

Adjusted earnings	$501.9		$454.1

Ratio of earnings to fixed charges	1.45	X	1.01	X

(a)	Interest portion of rental is estimated to be 33 percent.